SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Ovintiv Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

69047Q102

(CUSIP Number)

September 13, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69047Q102

1.	NAME OF REPORTING PERSON Wilmington Trust, National Association, as Administrative Trustee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 16,777,596
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 16,777,596
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,777,596
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ Not applicable
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.15%*
12.	TYPE OF REPORTING PERSON BK

Item 1(a). Name of Issuer:

Ovintiv Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Ovintiv Inc.

Suite 1700, 370 17th Street

Denver, Colorado, 80202

Item 2(a). Name of Person Filing:

Wilmington Trust, National Association, as Administrative Trustee

Item 2(b). Address of Principal Business Office, or if None, Residence:

1100 North Market Street

Wilmington, DE 19890

Item 2(c). Citizenship:

Delaware

Item 2(d). Title of Class of Securities:

Common Shares

Item 2(e). CUSIP Number:

69047Q102

Item 3. If This Statement is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a–8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d–1(b)(1)(ii)(K).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

16,777,596 shares

(b)	Percent of class:

6.15%*

(c)	Number of shares as to which Wilmington Trust, National Association has:

(i) Sole power to vote or to direct the vote	16,777,596
(ii) Shared power to vote or to direct the vote	0
(iii) Sole power to dispose or to direct the disposition of	16,777,596
(iv) Shared power to dispose or to direct the disposition of	0

*

Calculated based on 272,890,357 common shares outstanding, reflecting the number of outstanding common shares as of September 1, 2023, as adjusted to reflect the consummation of a share repurchase by Ovintiv Inc. (the “Company”) of 1,000,000 common shares on September 13, 2023, as disclosed in the Company’s final prospectus supplement dated September 11, 2023, as filed with the Securities and Exchange Commission on September 11, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of another Person.

The 16,777,596 shares reported herein are held by Wilmington Trust, National Association (“Wilmington”) in a fiduciary capacity for the NMB Stock Trust (the “Trust”). Wilmington serves as administrative trustee of the Trust and is deemed to have sole voting and investment power over such shares. The various beneficiaries of the Trust have the right to receive any dividends paid with respect to the shares reported herein and to receive the proceeds from the sale of the shares reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WILMINGTON TRUST, NATIONAL ASSOCIATION, AS ADMINISTRATIVE TRUSTEE

Date: October 10, 2023

Signature: /s/ Michael Bochanski Jr.

Title: Assistant Vice President